Exhibit 4.8

AMENDMENT NO. 2

TO SHARE ESCROW AGREEMENT

          This AMENDMENT NO. 2 to the SHARE ESCROW AGREEMENT is entered into as of March 27, 2007 (this “Amendment”), by and among China Biologic Products, Inc., a Delaware corporation (formerly, GRC Holdings, Inc.) (the “Company”), Lane Capital Markets, LLC, as representative of the Investors (the “Investor Representative”), Ms. Lin Ling Li and Ms. Siu Ling Chan (together, the “Stockholders”), and Security Transfer Corporation, as escrow agent (the “Escrow Agent”). Each of the Company, the Investor Representative, the Stockholders and the Escrow Agent are referred to herein as a “Party” and collectively, as the “Parties”. Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Original Agreement (as defined below).

BACKGROUND

          As a condition to the closing of the Securities Purchase Agreement, dated July 18, 2006, among the Company, the Stockholders and the Investors, the Parties entered into a Share Escrow Agreement, dated as of July 19, 2006 (as amended, the “Original Agreement”), pursuant to which the Stockholders placed the Escrow Shares into escrow for the benefit of the Investors in the event that the Company fails to meet certain Performance Thresholds as set forth therein. Since the execution and delivery of the Original Agreement, the Company has changed its name from GRC Holdings, Inc. to China Biologic Products, Inc., and has reincorporated from the State of Texas to the State of Delaware. The Parties desire to enter into this Amendment to modify the terms of the Original Agreement as more specifically set forth herein.

AGREEMENT

          NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          I.        References to GRC Holdings, Inc. All references in the Original Agreement to GRC Holdings, Inc., a Texas corporation, are deleted in their entirety and in lieu thereof, references to China Biologic Products, Inc., a Delaware corporation is inserted.

          II.        Amendment to Section 4: Section 4 of the Original Agreement is amended to remove the second sentence in its entirety and to replace it with the following:

“The Company will provide the Investor Representative with (a) its audited financial statements, prepared in accordance with United States generally accepted accounting principles, on or before April 30, 2007 so as to allow the Investor Representative the opportunity to evaluate whether the 2006 Threshold was attained and (b) its audited financial statements, prepared in accordance with United States generally accepted accounting principles, on or before March 31, 2008 so as to allow the Investor Representative the opportunity to evaluate whether the 2007 Threshold was attained.”

          III.       Agreement. In all other respects, the Original Agreement shall remain in full force and effect.

          IV.       Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

          IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

COMPANY:

China Biologic Products, Inc.

By:	/s/ Stanley Wong
Stanley Wong
Chief Executive Officer

STOCKHOLDERS:

/s/ Lin Ling Li
Ms. Lin Ling Li

/s/ Siu Ling Chan
Ms. Siu Ling Chan

INVESTOR REPRESENTATIVE:

Lane Capital Markets, LLC

By:	/s/ Ryan M. Lane
Ryan M. Lane
Partner

ESCROW AGENT:

Securities Transfer Corporation

By:	/s/ Kevin Halter
Kevin Halter, Jr.
President

Amendment No. 2 to Share Escrow Agreement